                                  EXHIBIT 99.1

                                    CONTENTS

Financial Statements:

   Statements of Financial Condition -
     June 30,1996 and June 30, 1995.......................... Page F-2

   Statements of Operations (Unaudited) -
     For the Quarter and Six Months Ended June 30, 1996
     and 1995................................................      F-4

   Statements of Cash Flows (Unaudited ) -
     For the Six Months Ended June 30, 1996
     and 1995..................................................    F-6

   Notes to Financial Statements...............................    F-8
   Management's Discussion and Analysis of Financial
     Condition and Results of Operations.......................   F-10

                            ALGIERS HOMESTEAD ASSOCIATION
                          STATEMENTS OF FINANCIAL CONDITION

                                        ASSETS

                                                                      June 30,         December 31,
                                                                       1996                1995
                                                                   ------------        ------------
                                                                   (Unaudited)
                                                                                     (In Thousands)
Cash and Cash Equivalents                                          $     11,005        $      1,452
Investments Available-for-Sale - at Fair Value                             -                    697
Investment Securities Held-to-Maturity - Fair Value of
    $925, and $1,204, respectively                                          925               1,225
Loans Receivable - Net                                                    9,575               9,690
Mortgage-Backed Securities - Available-for-Sale -
    at Fair Value                                                         6,945               7,688
Mortgage-Backed Securities - Held-to-Maturity - Fair Value
    of $23,157, and  $19,883,  respectively                              23,704              20,461
Stock in Federal Home Loan Bank                                             442                 430
Accrued Interest Receivable                                                 223                 229
Real Estate Owned - Net                                                      45                  92
Office Properties and Equipment, at Cost - Furniture,
    Fixtures and Equipment, Less Accumulated
    Depreciation of $174, $165, and $152, respectively                      236                 227
Deferred Charges                                                            237                   5
Other Assets                                                                  1                   3
Deferred Tax Asset                                                          185                  59
Income Tax Receivable                                                      -                    192
                                                                   ------------        ------------

       Total Assets                                                $     53,523        $     42,450
                                                                   ------------        ------------
                                                                   ------------        ------------

The accompanying notes are an integral part of these financial statements.

                        ALGIERS HOMESTEAD ASSOCIATION

                      LIABILITIES AND RETAINED EARNINGS


                                                                       June 30,        December 31,            June 30,
                                                                         1996              1995                  1995
                                                                       --------        ------------            --------
                                                                    (Unaudited)                             (Unaudited)
                                                                                     (In Thousands)
Deposits                                                              $  49,141        $     38,203           $  37,132
Advance Payments from Borrowers for
    Insurance and Taxes                                                     119                 152                 135
Accured Interest Payable on Depositors' Accounts                              9                   3                  12
Other Liabilities                                                            38                  52                  42
Income Tax Payable                                                         -                   -                   -
                                                                       --------        ------------            --------

         Total Liabilities                                               49,307              38,410              37,321
                                                                       --------        ------------            --------

Retained Earnings                                                         4,242               4,077               4,030
Unrealized Loss on Securities Available-for-Sale,
    Net of Applicable Deferred Income Tax                                  (26)                (37)               (248)
                                                                       --------        ------------            --------

         Total Retained Earnings                                          4,216               4,040               3,782
                                                                       --------        ------------            --------




         Total Liabilities and Retained Earnings                      $  53,523        $     42,450           $  41,103
                                                                       --------         -----------            --------
                                                                       --------         -----------            --------


The accompanying notes are an integral part of these financial statements.

                        ALGIERS HOMESTEAD ASSOCIATION
                           STATEMENTS OF OPERATIONS


                                                      Three Months Ended             Six Months Ended
                                                   June 30,       June 30,       June 30,       June 30,
                                                     1996           1995           1996           1995
                                                  ---------      ---------      ---------      ---------
                                                (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
                                                    (In Thousands)                    (In Thousands)
INTEREST INCOME
    Loans                                          $    199      $     199      $     378        $   399
    Mortgage-Backed Securities                          496            400            972            802
    Investment Securities                                39            103             86            123
    Other Interest-Earning Assets                         6              7             13             13
                                                  ---------      ---------      ---------      ---------

         Total Interest Income                          740            709          1,449          1,337
                                                  ---------      ---------      ---------      ---------

INTEREST EXPENSE
    Deposits                                            465            427            919            814
    FHLB Advances                                         2           -                 3              6
                                                  ---------      ---------      ---------      ---------

         Total Interest Expense                         467            427            922            820
                                                  ---------      ---------      ---------      ---------

NET INTEREST INCOME BEFORE
    RECOVERY OF LOAN LOSSES                             273            282            527            517

RECOVERY OF LOAN LOSSES                                 -              -              -              -
                                                  ---------      ---------      ---------      ---------

NET INTEREST INCOME AFTER
    RECOVERY OF LOAN LOSSES                             273            282            527            517
                                                  ---------      ---------      ---------      ---------

NON-INTEREST INCOME
    Gain - Sale of Investments                                                         28
    Service Charges and Fees                             18             20             30             40
    Recapture of Allowance on GIC Bonds                  66            -               67            -
    Miscellaneous Income                                 12              1             12              4
                                                  ---------      ---------      ---------      ---------

         Total Non-Interest Income                       96             21            137             44
                                                  ---------      ---------      ---------      ---------


The accompanying notes are an integral part of these financial statements.

                       ALGIERS HOMESTEAD ASSOCIATION
                   STATEMENTS OF OPERATIONS (CONTINUED)



                                                     Three Months Ended             Six Months Ended
                                                   June 30,       June 30,       June 30,       June 30,
                                                     1996           1995           1996           1995
                                                  ---------      ---------      ---------      ---------
                                                (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
                                                     (In Thousands)                     (In Thousands)
NON-INTEREST EXPENSES
    Compensation and Benefits                    $      115     $      105     $      231            214
    Occupancy and Equipment                              30             33             61             61
    Computer                                             21              9             26             15
    Deposit Insurance Premium                            25             22             50             44
    Recovery of Provisions on Real Estate
         Owned                                          -              -              -                7
    Real Estate Owned Expense - Net                       1              1              3             11
    Other                                                38             43             68             82
                                                  ---------      ---------      ---------      ---------

         Total Non-Interest Expense                     230            213            439            434

INCOME BEFORE FEDERAL                                                                 -              -
    INCOME TAX EXPENSE                                  139             90            225            127
                                                                                      -              -
FEDERAL INCOME TAX EXPENSE                               30             35             60             47
                                                  ---------      ---------      ---------      ---------


NET INCOME                                       $      109     $       55     $      165             80
                                                  ---------      ---------      ---------      ---------
                                                  ---------      ---------      ---------      ---------


The accompanying notes are an integral part of these financial statements.

                         ALGIERS HOMESTEAD ASSOCIATION
                           STATEMENTS OF CASH FLOWS



                                                                          Six Months Ended
                                                                  June 30,                 June 30,

                                                                    1996                     1995
                                                                  --------                 --------
                                                               (Unaudited)              (Unaudited)
                                                                          (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                 $       165               $       80
    Adjustments to Reconcile Net Income to Net
       Cash Provided by Operating Activities:
         Depreciation and Amortization                                   9                        7
         Premium Amortization Net of Discount Accretion                 (6)                      92
         Stock Dividend - FHLB                                          12                       13
         Loss on Sale of Foreclosed Real Estate                          5                      -
         Increase in Accrued Interest Payable                            6                      -
         Decrease in Other Liabilities                                 (15)                      (7)
         Increase in Accrued Interest Receivable                        (6)                     (12)
         Increase (Decrease) in Income Tax Payable                      (4)                     (11)
         Recovery of Loan Losses                                         -                        -
         Recovery of Losses on Real Estate Owned                        (6)                      (7)
         Decrease in Other Assets                                       (2)                      (5)
         Increase in Deferred Loan Fees                                (29)                     (16)
         Increase in Prepaid Income Taxes                              (60)                     (35)
         Decrease in Deferred Income Taxes                               4                       41
                                                                  --------                 --------

           Net Cash Provided by Operating Activities                    73                      140
                                                                  --------                 --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of Investment Securities - Held-to-Maturity               -                        -
    Maturities of Investment Securities - Held-to-Maturity             300                      269
    Purchases of Investment Securities - Available-for-Sale            -                        -
    Maturities of Investment Securities - Available-for-Sale           697                      499
    Purchases of Mortgage Backed Securities - Held-to-Maturity      (4,380)                     -
    Maturities of Mortgage Backed Securities - Held-to-Maturity      1,169                      731
    Purchases of Mortgage Backed Securities - Available-for-Sale      (500)                    (396)
    Maturities of Mortgage Backed Securities - Available-for-Sale    1,211                    1,249
    Principal Collected on Loans                                     1,496                    1,159
    Loans Made to Customers                                         (1,381)                    (978)
    Proceeds from Sale of Real Estate Held-for-Investment              (69)                     -
    Purchase of Furniture and Fixtures                                 (18)                      (3)
    Proceeds from Sales of Foreclosed Real Estate                       50                       50
                                                                  --------                 --------

           Net Cash Provided by Investing Activities                (1,425)                   2,580
                                                                  --------                 --------


The accompanying notes are an integral part of these financial statements.

                         ALGIERS HOMESTEAD ASSOCIATION
                           STATEMENTS OF CASH FLOWS



                                                                          Six Months Ended
                                                                  June 30,                 June 30,

                                                                    1996                     1995
                                                                  --------                 --------
                                                               (Unaudited)              (Unaudited)
                                                                          (In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
    Net Increase (Decrease) in Deposits                       $     10,938             $       (693)
    Net Increase (Decrease) in Advances from
       Borrowers for Taxes and Insurance                               (33)                      19
    Proceeds from Federal Home Loan Bank Advance                     2,250                    6,350
    Repayment of Federal Home Loan Bank Advance                     (2,250)                  (6,950)
                                                                  --------                 --------

         Net Cash (Used in) Financing Activities                    10,905                   (1,274)
                                                                  --------                 --------

NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                             9,553                    1,446

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                        1,452                      501
                                                                  --------                 --------


CASH AND CASH EQUIVALENTS - END OF YEAR                       $     11,005             $      1,947
                                                                  --------                 --------
                                                                  --------                 --------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash Paid During the Year for:
       Interest                                               $        924             $        818
       Income Taxes                                           $        130             $          -

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
    Transfers from Loans to Real Estate
       Acquired Through Foreclosure                           $          6             $          -
    Donation of Real Estate Owned                             $         30             $          -


The accompanying notes are an integral part of these financial statements.

                          ALGIERS HOMESTEAD ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS
                           QUARTER ENDED JUNE 30, 1996
                                   (UNAUDITED)

Note 1 - Basis of Presentation -
The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included.

The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996. The unaudited financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto of Algiers Homestead Association contained in the Company's prospectus dated May 13, 1996.

The provision for income taxes is based upon the effective tax rate expected to be applicable for the entire fiscal year.

Note 2 - Adoption of Plan of Conversion -

On January 16, 1996, the Board of Directors of Algiers Homestead Association adopted a Plan of Conversion ("the Plan"), which, as amended on March 20, 1996, proposed the conversion of the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association to be known as Algiers Homestead Association ("the Homestead", in its mutual or stock form, as the sense of the reference requires) and the concurrent issuance of its capital stock to Algiers Bancorp, Inc. ("the Holding Company").

Pursuant to the Plan, non-transferable subscription rights to purchase common stock were offered first to Eligible Account Holders of record as of the Eligibility Record Date, then to Tax-Qualified Employee Stock Benefit Plans, then to Supplemental Eligible Account Holders, then to Other Members, and then to Directors, Officers and Employees. The Subscription Offering closed on June 24, 1996.

The Plan of Conversion was approved by the members of the Homestead at a special meeting held on June 27, 1996.

The Conversion was consummated on July 8, 1996, at which time the Company
(1)issued 648,025 shares of its common stock in the Subscription Offering,
(2)purchased all of the common stock issued by the Homestead in exchange for 50% of the net sales proceeds from the Subscription Offering, and (3)became the savings and loan holding company for the Homestead. The costs of issuing the common stock will be deferred and deducted from the sale proceeds. The Homestead had incurred $196,505 in stock issuance costs as of June 30, 1996.

The Company filed a Form SB-2 with the Securities and Exchange Commission ("SEC") on March 26, 1996, which as amended was declared effective by the SEC on May 13, 1996. The Company filed a Form AC with the Office of Thrift Supervision ("OTS") and the Office of Financial Institutions ("OFI") on March 26, 1996. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS and OFI by letters dated May 13, 1996 and May 14, 1996. The Company also filed an Application H- (e) 1-S with the OTS and OFI on March 26, 1996, which was conditionally approved by the OTS and OFI by letters dated May 13 1996.

                          ALGIERS HOMESTEAD ASSOCIATION
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The profitability of the Homestead depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally mortgage-backed securities, loans and investments securities, and interest expense on interest-bearing deposits. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Homestead's profitability also is dependent, to a lesser extent, on the level of its noninterest income, provision (credit) for loan losses, noninterest expense and income taxes. In each of the six months ended June 30, 1996 and 1995, net interest income before provision (credit) for loan losses exceeded total noninterest expense. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expense, federal insurance premiums, and miscellaneous other expenses.

RESULTS OF OPERATIONS

The Homestead's net income increased by $85,000 or 106.3% in the six months ended June 30, 1996 from the six months ended June 30, 1995. The increase was due to an increase of $10,000 or 1.9% in net interest income, an increase of $93,000 or 211.4% in noninterest income, an increase of $5,000 or 1.2% in noninterest expense, and an increase of $13,000 or 27.7% in income taxes.

The increased net interest income was due to an increase in the average interest rate spread from 2.5% in the June 30, 1995 quarter to 2.65% in the June 30, 1996 quarter. The yield on interest-earning assets increased faster than the average rate on deposits as the Homestead was able to control the rate of increase on deposits thorough discretionary pricing. The average rate on deposits increased from 4.3% in the second quarter of 1995 to 4.4% in the second quarter of 1996, while the average yield on interest-earning assets increased from 6.8% to 7.1% over the same period. The increased yield on assets was primarily due to higher yields on the Homestead's adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities. In addition, in the second quarter of 1996, the Homestead used a portion of its maturing investment securities to fund the purchase of mortgage-backed securities, which are higher yielding than investment securities. Mortgage-backed securities increased to $30.6 million or 57.3% of total assets at June 30, 1996.

Total interest income increased by $31,000 or 4.4% in the second quarter of 1996 compared to the second quarter of 1995, due to the increase in the average yield. Total interest expense increased by $40,000 or 9.2% in the second quarter of 1996 compared to the second quarter of 1995, primarily due to the increase in the average rate.

In addition, average deposits increased by $4.9 million or 13.1% in the first six months of 1996 over the comparable 1995 period. This increase was due to the receipt by the Homestead of funds for the stock subscription offering.

The Homestead had no provision or credit for loan losses in the quarters ended June 30, 1996 and 1995. Total nonperforming loans totaled $75 at June 30, 1996, and the allowance for loan losses at such date was $550,000.

The increase in total noninterest income was primarily due to a $26,000 gain on the sale of a mortgage-backed security that was available for sale during the first quarter of 1996.

The decrease in total noninterest expense was due to a $14,000 decrease in professional fees and a $9,000 decrease in miscellaneous expenses, which decreases were partially offset by increases of $13,000 in compensation and benefits, $4,000 in deposit insurance premiums and $2,000 in occupancy expense.

The increase in income tax expense was primarily due to an increase of $98,000 or 77.2% in pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES

The Homestead is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At June 30, 1996, the Homestead's liquidity was 13.4% or $3.2 million in excess of the minimum OTS requirement.

The Homestead is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0%, and 8.0% respectively. At June 30, 1996, the Homestead's tangible and core capital both amounted to $4.1 million or 7.9% of adjusted total assets of $53.5 million, and the Homestead's risk-based capital amounted to $4.4 million or 32.5% of adjusted risk-weighted assets of $13.4 million.